SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                              PANAVISION INC.
                              ----------------
                              (Name of issuer)


                   Common Stock, par value $.01 per share
                  ----------------------------------------
                       (Title of class of securities)


                                 69830E209
                  ----------------------------------------
                               (CUSIP number)


                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                             December 21, 2001
                            -------------------
                       (Date of event which requires
                         filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                             Page 1 of 8 Pages
                          Exhibit Index on Page 8



CUSIP No. 69830E209                    13D             Page  2   of  8  Pages

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             M & F Worldwide Corp.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |_|

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3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

            WC

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

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       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            ---------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   7,320,225
          WITH              ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  7,320,225
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,320,225

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      |_|
         CERTAIN SHARES

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            83.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO

-------------------------------------------------------------------------------



CUSIP No. 69830E209                 13D                Page  3   of  8  Pages


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             PVI Acquisition Corp.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

            WC

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

-------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            ---------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   7,320,225
          WITH              ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  7,320,225

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,320,225

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|
         CERTAIN SHARES

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            83.5%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
-------------------------------------------------------------------------------



         This statement amends and supplements the Statement on Schedule 13D dated April 20, 2001 (the "Schedule 13D"), filed with the Securities and Exchange Commission by M & F Worldwide Corp., a Delaware corporation ("M & F Worldwide"), and PVI Acquisition Corp., a Delaware corporation ("PVI Acquisition"), in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms terms used herein shall have the meanings ascribed to them in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following at the end thereof:

         Pursuant to a letter agreement (the "Mafco Letter Agreement"), dated as of December 21, 2001, between Mafco Holdings and M & F Worldwide, M & F Worldwide purchased from PX Holding Corporation, a Delaware corporation and a wholly owned subsidiary of Mafco Holdings (a "PX Holding"), $22,000,000 principal amount of 9 5/8% Senior Subordinated Discount Notes Due 2006 of the Company (the "Notes") for an aggregate purchase price of $8,140,000. In the Mafco Letter Agreement, M & F Worldwide agreed to promptly thereafter deliver an aggregate of $24,525,000 principal amount of the Notes to the Company, in accordance with an amendment, dated December 21, 2001 (the "M & F Worldwide Letter Amendment"), to the M & F Worldwide Letter.

         A copy of the Mafco Letter Agreement is attached hereto as Exhibit
11. The description of the Mafco Letter Agreement is qualified in its entirety by reference to the Mafco Letter Agreement. A copy of the M & F Worldwide Letter Amendment is attached hereto as Exhibit 12. The description of the M & F Worldwide Letter Amend ment is qualified in its entirety by reference to the M & F Worldwide Letter Amendment.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by adding the following at the end thereof:

         On December 21, 2001, pursuant to the M & F Worldwide Letter Amendment, M & F Worldwide delivered to the Company an aggregate of $24,525,000 principal amount of Notes in exchange for 1,381,690 shares (the "Shares") of Series A Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock"). The Preferred Stock was created pursuant to a Certificate of Designations filed by the Company with the Secretary of State of the State of Delaware on December 21, 2001.

         The Company and M & F Worldwide entered into a letter agreement (the "Registration Rights Agreement Amendment Letter"), dated as of December 21, 2001, pursuant to which the Company and M & F Worldwide agreed to amend the Registration Rights Agreement to, among other things, include within the definition of "Registrable Securities" the shares of Preferred Stock referred to in the preceding paragraph.

         A copy of the Certificate of Designations is attached hereto as
Exhibit 13 and a copy of the Registration Rights Agreement Amendment Letter is attached hereto as Exhibit 14. The description of the Certificate of Designations and Registration Rights Agreement Amendment Letter are qualified in their entirety by reference to the Certificate of Designations and Registration Rights Agreement Amendment Letter.

         Upon the closing of the transaction, M & F Worldwide contributed the Shares to PVI Acquisition.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended by adding the following:

         Pursuant to the M & F Worldwide Letter Amendment, PVI Acquisition received 1,381,690 shares of Preferred Stock. As a result, PVI Acquisition beneficially owns 8,701,915 shares of voting stock, representing approximately 85.7% of the total voting stock of the Company. By virtue of its ownership of 100% of the common stock of PVI Acquisition, M & F Worldwide may be deemed to share beneficial ownership of such shares of voting stock.


Item 7.  Material to be Filed as Exhibits.


         Exhibit 11 Mafco Letter Agreement, dated as of December 21, 2001, between Mafco Holdings Inc. and M & F Worldwide Corp.

         Exhibit 12 M & F Worldwide Letter Amendment, dated as of December 21, 2001, delivered by M & F Worldwide Corp. to Panavision Inc.

         Exhibit 13 Certificate of Designations, Powers, Preferences and Rights of Series A Non-Cumulative Perpetual Participating Preferred Stock of Panavision Inc.

         Exhibit 14 Registration Rights Agreement Amendment Letter, dated as of December 21, 2001, between Panavision Inc. and M & F Worldwide Corp.


                                SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: December 28, 2001


                                            M & F WORLDWIDE CORP.
                                            PVI ACQUISITION CORP.


                                            By: /s/ Glenn P. Dickes
                                                ------------------------------
                                                  Glenn P. Dickes
                                                  Secretary



                               EXHIBIT INDEX



Exhibit

11 Mafco Letter Agreement, dated as of December 21, 2001, between Mafco Holdings Inc. and M & F Worldwide Corp.

12 M & F Worldwide Letter Amendment, dated as of December 21, 2001, delivered by M & F Worldwide Corp. to Panavision Inc.

13 Certificate of Designations, Powers, Preferences and Rights of Series A Non-Cumulative Perpetual Participating Preferred Stock of Panavision Inc.

14 Registration Rights Agreement Amendment Letter, dated as of December 21, 2001, between Panavision Inc. and M & F Worldwide Corp.